UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 24)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024 (February 8, 2024)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 45,211,414
	9	SOLE DISPOSITIVE POWER 45,211,414
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,211,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.86% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 45,211,414
	9	SOLE DISPOSITIVE POWER 45,211,414
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,211,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.86% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 29,074,134 Class B common shares and 16,137,280 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 44,009,699 Class A common shares outstanding as of September 30, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2023 (as reduced by the number of treasury shares as reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 24 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” as further amended on October 31, 2023, “Amendment No. 22,” as further amended on December 12, 2023, “Amendment No. 23,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 or Amendment No. 23. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 24 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23) as follows:

The Reporting Person purchased an additional 901,821 Class A common shares pursuant to the Trading Plan for a purchase price of $19,011,123.39, or an average of $21.08 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 24 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23) as follows:

(a) The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 16,137,280 Class A common shares, which represents 36.67% of the Class A common shares outstanding based on 44,009,699 Class A common shares outstanding as of September 30, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on November 13, 2023 (as reduced by the number of treasury shares as reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

(b) The Reporting Person has shared power to vote and dispose of 16,137,280 Class A common shares.

(c) The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on December 12, 2023:

Transaction Date	Class A Common Shares Purchased	Average Price Per Share
December 11, 2023	21,227	21.18
December 12, 2023	41,109	21.06
December 13, 2023	25,613	21.10
December 14, 2023	36,050	21.20
December 15, 2023	21,547	21.16
December 18, 2023	11,039	21.19
December 19, 2023	8,708	21.54
December 20, 2023	24,242	21.72
December 21, 2023	10,700	21.56
December 22, 2023	38,700	21.63
December 26, 2023	36,500	22.18
December 27, 2023	36,400	22.02
December 28, 2023	13,000	21.91
December 29, 2023	18,206	21.90
January 2, 2024	16,500	21.34
January 3, 2024	15,600	21.51
January 4, 2024	23,700	21.26
January 5, 2024	36,800	20.93
January 8, 2024	35,740	21.09
January 9, 2024	15,700	20.89
January 10, 2024	19,300	20.82
January 11, 2024	25,800	20.84
January 12, 2024	21,000	21.13
January 16, 2024	31,500	21.05
January 17, 2024	26,600	21.61
January 18, 2024	21,401	21.98
January 19, 2024	17,000	22.27
January 22, 2024	32,900	20.77
January 23, 2024	20,424	20.65
January 24, 2024	16,800	20.32
January 25, 2024	20,419	20.49
January 26, 2024	18,402	20.45
January 29, 2024	18,302	19.87
January 30, 2024	18,691	19.67
January 31, 2024	15,268	19.69
February 1, 2024	18,636	20.29
February 2, 2024	22,000	20.26
February 5, 2024	19,300	20.28
February 6, 2024	16,400	20.21
February 7, 2024	14,597	19.96

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

BERTELSMANN SE & CO. KGAA

	By:	ppa /s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	SVP Corporate Legal

By:	ppa /s/ Denise Abel
Name:	Denise Abel
Title:	SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
Name:	Martin Dannhoff
Title:	Director

By:	/s/ Denise Abel
Name:	Denise Abel
Title:	Director